# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Edgemode, Inc., CIK 0001652958
CUSIP: 35131P102
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 110 E. BROWARD BLVD. SUITE 1700, FT. LAUDERDALE, Florida (FL), 33301
Date of event which requires filing of this statement: 03/23/2026
Filed by CIK 0002108099
Persons authorized to receive notices and communications: Jose Antonio Mora, 110 E. BROWARD BLVD. SUITE 1700, FT. LAUDERDALE, Florida (FL), 33301, 954-380-3343

## Reporting persons
- Mora Jose Antonio (CIK 0002108099): type of reporting person: individual (IN); citizenship or place of organization: Spain (U3); source of funds: other (OO); sole voting power 400,000,000; shared voting power 0; sole dispositive power 400,000,000; shared dispositive power 0; aggregate amount beneficially owned 400,000,000 (11.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Edgemode, Inc.
Address of issuer's principal executive offices: 110 E. BROWARD BLVD. SUITE 1700, FT. LAUDERDALE, Florida (FL), 33301

## Item 2. Identity and Background
Name of person filing: Jose Antonio Mora
Residence or business address: 110 E. Broward Blvd., Suite 1700, Ft. Lauderdale, FL 33301.
Present principal occupation or employment: Mr. Mora is a businessman and investor.
Criminal convictions in the last five years: During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: No
Citizenship: Spain

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On January 22, 2026, pursuant to a Joint Venture Agreement by and among the Issuer, Blackberry AIF, S.L. and DC Estate Solutions Cayman Limited, stock options to purchase up to 250,000,000 shares of common stock were issued to BAIF or its assignees. On January 27, 2026, pursuant to an addendum to the Joint Venture Agreement, additional stock options to purchase up to 150,000,000 shares of common stock were issued to BAIF or its assignees. On March 23, 2026, pursuant to a second addendum to the Joint Venture Agreement, such stock options were cancelled and replaced by the issuance of 400,000,000 shares of common stock, which shares were registered in the name of EMM International Investment Ltd, an entity wholly owned and controlled by the Reporting Person, with no exercise price or additional consideration required.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person beneficially acquired the securities reported herein through EMM International Investment Ltd, an entity wholly owned and controlled by the Reporting Person, for investment purposes and may, from time to time, seek to influence the management, operations or strategic direction of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 400,000,000 shares of the Issuer's common stock, which are held by EMM International Investment Ltd., an entity wholly owned and controlled by the Reporting Person, who has sole voting and dispositive power over such shares. The above number of shares represents approximately 11.3% of the 3,530,261,428 outstanding shares of common stock as of March 24, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Issuer's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person's beneficial ownership of the securities reported herein arises from that certain Joint Venture Agreement dated January 22, 2026, by and among the Issuer, Blackberry AIF, S.L. and DC Estate Solutions Cayman Limited, as amended by addendums dated January 27, 2026 and March 23, 2026. Pursuant to such agreements, stock options previously granted were cancelled and replaced by the issuance of 400,000,000 shares of common stock, which are held by EMM International Investment Ltd., an entity wholly owned and controlled by the Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 - https://www.sec.gov/Archives/edgar/data/1652958/000168316826000590/edgemode_ex1001.htm

Exhibit 10.2 - https://www.sec.gov/Archives/edgar/data/1652958/000168316826000590/edgemode_ex1003.htm

Exhibit 10.3 - https://www.sec.gov/Archives/edgar/data/1652958/000168316826002146/edgemode_ex1001.htm

## Signatures
- Mora Jose Antonio: /s/ Jose Antonio Mora, Jose Antonio Mora, individually (03/26/2026)